UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointments of Moustapha Chami and Eman Al Awadhi to Board of Directors

Anghami Inc. (the “Company”) today announced the appointment of Moustapha Chami and Eman Al Awadhi to the Board of Directors (the “Board”) of the Company.

Mr. Moustapha Chami is Deputy Group Chief Financial Officer and Group Head of Finance, Operations & Taxation for Kuwait Projects Company Holdings (KIPCO), leading the group’s financial operations and planning, including governance and risk management. Mr. Chami also holds various directorships, including with the Bank of Baghdad in Iraq, SACEM Industries in Tunisia, Jordan Kuwait Bank in Jordan, Burgan Bank in Turkey, and is Vice Chairman (Executive) at Amaken United Real Estate in Kuwait. He holds a Bachelor’s degree in Finance and an MBA from the University of Saint Joseph in Lebanon. He is also a Certified Financial Analyst (CFA), Certified Public Accountant (CPA), and Certified Management Accountant (CMA).

Mrs. Eman Al Awadhi is Group Senior Vice President – Corporate Communications & Investor Relations for KIPCO and Vice Chair of Gulfsat Communications in Kuwait. Her career spans over 22 years across public relations, media, and journalism. She holds a Bachelor’s degree in English from the University of Bahrain, a Diploma in Company Direction from the Institute of Directors, London, and is a Certified Investor Relations Officer.

Resignation of H.E. Sheikha Adana Nasser Sabah Al-Sabah from Board of Directors and appointment of Mr. Meshal Abdullah Mohammad Ali as Chairman of the Board

H.E. Sheikha Adana Nasser Sabah Al-Sabah resigned from the Board. Her resignation was not the result of any disagreement with the Company, its management, the Board or any committee of the Board. She is rebalancing her Board responsibilities and will continue as Chair of OSN Streaming Limited, Anghami’s parent company.

The Board appointed Mr. Meshal Abdullah Mohammad Ali to succeed H.E. Sheikha Adana Nasser Sabah Al-Sabah as Chairman of the Board.

Mr. Meshal Ali has served as a Director of Anghami since 1 April 2024. He is currently the Interim CEO of OSN Group, Chair of AlRayan Holding Company, Vice Chair of United Education Company, and President and CEO of both the National Offset Company and the National Offset Computer Company in Kuwait. Mr. Ali also serves as a board member of Panther Media Group Limited. He holds a Bachelor of Business Administration from the University of Arkansas, USA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: January 26, 2026	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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